
CO-FOUNDER LORRAYNE PERI
"LIV CARE AI IS NOT JUST ANOTHER WELLNESS PLATFORM.
IT'S A REVOLUTION IN PERSONAL HEALTH AND WELLNESS,"
FOX
liv.

INVEST IN **LIFE AI SCIENCE INC.**

AI Backed-Human First Solution for the $12T Global Healthcare and Wellness-Market

LEAD INVESTOR



Sajad Zalzala

Having dedicated years as a medical doctor, I've seen firsthand the challenges in delivering personalized care. Today, I'm excited to share why I'm investing in LIV Care AI and urge others to join me on this transformative journey. LIV Care AI promises to go beyond just another healthcare tool—it will be a breakthrough. This platform will leverage AI to streamline and enhance patient data, offering a bird's eye view of an individual's health. For doctors like me, it's a treasure trove, enabling more informed decisions and better patient outcomes. But it's not just about data. LIV Care AI promises to offer an interactive, intuitive interface. Patients can ask, learn, and track their health journey in a way that's both engaging and enlightening—something that's often amiss in conventional healthcare settings. In short, LIV Care AI has the potential of reshaping healthcare by marrying advanced tech with a personal touch. I've taken the leap to invest in a brighter future for patient care. I invite you to do the same. Let's drive change together.

Invested $5,000 this round

liv-life.co Los Angeles CA

Technology | Female Founder | Healthcare | B2C | Minority Founder

Highlights

1. ✨ Fast Growing 🤖 AI-Backed Health and Fitness ♂ platform for the Generation 50+ 👴 136k Facebook

2. ✨ Massive-Global Growth Market, Aging Population, Rising Healthcare Cost plus the Power of AI

3. ✨ Pre-Approved for German Government Co-Funding of $500K in 2023. Global Markets in Mind

4. ✨ Unique Business model and target market by being multilingual and targeting 50+ Generations.

5. ✨ Top-Team Experience Growing Companies funded by Top VC's like Kleiner Perkins, Wellington, RBS.

6. ✨ Rockstar-Team featured in Forbes, CNN, Mashable, Business Rockstars, Japan Times and More

Our Team



Lorrayne Peri CO-FOUNDER & FITNESS GURU

Engineer with Experience in Venture Capital, Mother of 2, Fitness and Nutrition Influencer. EX Venture - Clinton Foundation.



Matthew Vitamante CEO and Founder

25 Years Experience in Corporate Finance, Venture Capital and Impact investments with a proven track record of building fast growth companies.



Julien Uhlig Lead Advisor and Investor

Over $160M in investment managed, Over 960 Investors on WeFunder, Impact Investor and Serial Entrepreneur. Past Investors include KPCB, Wellington. RBS and more!



Sajad Zalzala M.D. Medical Advisor

Co-Founder of Ageless Rx- The leasing Anti-Aging platform in the United States.

Revolutionize Healthcare with LIV AI: Transform Aging into Thriving

Seize Your Opportunity to Invest in the Future of Personalized, Affordable Health Coaching

"If you don't have your health, you truly have nothing. I learned this firsthand in my twenties when I battled breast cancer and faced another significant health challenge. Drawing from my engineering background, I've channeled my experiences into a passion for transforming and enhancing the lives of others. From fitness and wellness to mental and physical health, our human coaches, supported by AI, are dedicated to improving lives worldwide. We aim to make the world's best knowledge accessible to all."

Lorrayne Pereira Ribeiro, Co-Founder of LIV-LIFE

An Unprecedented Opportunity to Disrupt and Reimagine Health and Wellness for the Growing Senior Demographic. As the affluent older generation multiplies, the thirst for longevity and well-being amplifies, yet affordable, personalized health solutions remain elusive. Leap into this colossal market gap with us, utilizing AI to democratize access to world-class health knowledge, tailored for each unique individual. **Our mission goes beyond enhancing lives; it's about radically reshaping the health industry's future, enabling each person to flourish in their golden years like never before.** With healthcare costs escalating and service quality plummeting, it's clear that everyone is primed for disruption. Make the leap; be the change.

- ANY QUESTIONS: WE ARE HERE FOR YOU-
- OUR GENERAL AI (IT KNOW'S A LOT) - **TRY HERE**
- **Or Join 136k Followers on Facebook**
- **MARK ROSENBERG- E-MAIL: Mark.Rosenberg@liv-life.ai**


CO-FOUNDER LORRAYNE PERI
"LIV CARE AI IS NOT JUST ANOTHER WELLNESS PLATFORM.
IT'S A REVOLUTION IN PERSONAL HEALTH AND WELLNESS,"
FOX
liv.

Why You Should invest Now:

The Western world is aging, and healthcare costs are skyrocketing. The root issue? Our current limitations in human intelligence capacity. Elite doctors and coaches, while exceptional, are scarce and costly. But here's the game changer: AI enables us to amplify intelligence, to tailor knowledge on an unprecedented scale. It's a revolutionary juncture where the most rapid technological advancement in human history intersects with the globe's largest growth market. Be present at this pivotal moment; witness the dawn of a new era.

Come and Join us in our LIV Wellness Villa in Beautiful Bali-


liv.
"INVEST NOW AND SPEND UP TO 14 DAYS IN OUR BALI WELLNESS VILLA FOR UP TO 8 PEOPLE"
CHECK OUT THE PERKS

Now, on to the serious stuff! Our population is aging, and while we're living longer, it's often not in better health. We can do better! If only we all had professional help to become the best version of ourselves!


THE PROBLEM
3.1 BILLION
Our healthcare systems are on the brink of


2.1 BILLION
1 BILLION
0.5 BILLION
1990
2017
2050
2100
GLOBAL POPULATION 60+
Source United Nations
an overweight, isolated, and aging
population excessively dependent on
prescription drugs.
The US spends $1.5 Trillion Per Year on Largely Preventable Diseases

Being sick is not only miserable, but it also costs both you and society a significant amount of money.


$200.0000
$14,000
$7,000
$3000
Under 18
45-64
65-85
Dialysis Patient with Full Care
HEALTH CARE COST ANNUAL (US)
THE IMPACT PER PATIENT
Cardiovascular diseases, including heart disease and stroke, coupled with diabetes, represent substantial contributors to healthcare costs in the United States.
It is estimated that these conditions combined account for approximately 25-30% of total healthcare expenditures.

So how about teaching out coaches to use AI that is powered by the best knowledge in the world to support you 24/7 to be the best version of yourself?


THE SOLUTION
LIV-Life is pioneering a health revolution.


Harnessing the synergy of AI and human expertise, we enable individuals to take control of their aging journey.
Our emphasis on holistic wellness, medical advice through our network, personalized lifestyle changes, and nurturing overall well-being turns the healthcare crisis on its head.
With LIV-Life, aging is no longer about decline but vitality and living fully. We're not just extending lifespans; we're transforming lives.

When you combine the Healthcare, Wellness, Anti-Aging and AI potential, you are looking at a massive global market! While most AI companies are targeting early adopters, we are reaching for the more affluent, older generations who need better health now!


$12 Trillion
$4,2 Trillion
$2 Trillion
$1 Trillion
1960
1990
2018
2030
COMBINED GLOBAL HEALTH, ANTI-AGING, AND WELLNESS MARKET
THE OPPORTUNITY
Navigating a burgeoning multitrillion-dollar global health, wellness, and anti-aging market, LIV-Life is poised to capitalize on an unmatched opportunity. As the world's aging population grows, coupled with a shift towards proactive healthcare, this market is projected to grow exponentially.
Leveraging our unique, AI-driven health solutions, we tap into the surging demand of health-conscious consumers.
With an estimated market value soaring to $12 trillion by 2030, we stand ready to lead the charge in this profitable health revolution.

While LIV is working on a Very Customized-Personal Level, we are releasing our Master AI for free via a Facebook Chatbot! Why Fakebook- because especially in rural Africa it is the one platform everyone is using. Join us in this Mission!



THE IMPACT

Empowering Billions with AI Health Information

- **Global Challenge:** Over 3 billion people lack access to vital healthcare information.
- **Our Solution:** A free AI Health Information System.
- **Universal Access:** Available in 200+ languages for true global reach.
- **Platform Synergy:** Leveraging the ubiquity of Facebook for seamless integration and widespread adoption.
- **Mission:** Delivering world-class, actionable health insights to every corner of the globe.

THE LIV-CUSTOM AI

"Using advanced AI, LIV-Life offers a personalized health journey unlike any other. Our unique AI, inspired by a custom version of ChatGPT, works tirelessly for every client, adapting health strategies as you go.

It factors in personalized medicine, supplements, and your unique health goals. This isn’t just about having a personal health assistant; it's about reshaping how we think of healthcare. With LIV-Life, you get a tailored approach, guiding you to the best health and longevity.





THE BENEFITS

Our LIV-Life coach, powered by a high-security Personal AI, offers top-tier healthcare without the high costs. Available 24/7, in any language, this AI taps into a vast pool of medical knowledge, spotting health patterns that humans might miss.

It uses your personal health data to give clear and unbiased advice. Together with the human touch of a coach, this AI makes health care more available, accurate, and tailored just for you.



THE LIV GET-AWAY

Building a Retreat Network to Give you Space to Reset!

- **Environmental Reset:** Bali and Sri Lanka's landscapes foster new, healthier habits.
- **Focused Growth:** Escape daily distractions for undivided personal development.
- **Tailored Experience:** From economy to luxury, we offer a journey for everyone.
- **Data-Driven Renewal:** Use personal metrics to rejuvenate body and mind.
- **Turn Back Time:** Aim to reduce your biological age with our unique approach.

WHAT MAKES US DIFFERENT?

- **HUMAN FIRST-We blend cutting-edge technology with a human empathy interface.**
- **LOW TECHNOLOGY RISK- We are**
- **We focus on a largely underserved but affluent demographic, reaching populations often neglected by traditional health and wellness services.**

building rapidly upon existing technologies, we focus on training our coaches to use AI regardless of changes in Technology.

- Our business model offers a promising career path for our coaches, empowering them with essential tools for growth.
- LIV-Life operates in multiple languages, breaking down linguistic barriers to address this global challenge.
- Our unique integration of online and offline experiences, exemplified through our wellness resorts, embodies our comprehensive approach.

OUR REVENUE MODEL

- Basic Subscription: Personalized obesity and anti-aging programs.
- Premium Subscription: 24/7 health coach access including Supplements and Medical Advice.
- Individual Consultations: One-on-one expert consultations. Cross, and Up-Selling
- Partnerships and Affiliates: Strategic collaborations for exclusive subscriber discounts and referral commissions.
- Retreats: Holistic obesity treatment and anti-aging wellness retreats.
- Advertising: Potential revenue through partnerships with health, wellness, and skincare companies.
- Data Monetization: Anonymized data utilization for research and market analysis.
- Digital Products: Ebooks, courses, and merchandise focused on obesity management, health and anti-aging.

THE FOUNDING-TEAM

LIV EMBRACES A GLOBAL, REMOTE-FIRST STRATEGY, LEVERAGING A DIVERSE NETWORK OF CONTRACTORS.





MATTHEW VITAMANTE | Chief Executive Officer

Financial Professional with a proven track record in investing into and growing early stage companies. Decade Long Bio-Hacker and Fitness Enthusiast.


JULIEN UHLIG| Key-Investor and Advisor
Impact Technology Investor and Executive with a Long Track Record in Fundraising and Project Management for private and government-backed development programs and companies.
LORRAYNE PERI | CO-FOUNDER
Industrial Engineer, Venture Builde, and Fitness Guru.
SAJAD ZALASAR M.D.| MEMBER OF THE BOARD
Medical Doctor with a focus on Anti-Aging. Succesful Co-Founder of Ageless RX, US based premiere anti-aging plattform.


THE ROADMAD
LIV-Life is a fully operational Web-Plattform.
Client Onboarding is starting in September 2023.
LIV-LIFE Launch as a Web-Plattform
Q4 2022
LIV-LIFE First Custom AI is Released in Beta Web-Plattform Operational
Q2 2023
LIV-LIFE V1.0 Customer Onboarding
Q3 2023
LIV-LIFE V1.1 Multi-Laguage Support and Growth
Q4 2023

Forward-looking projections are not guaranteed.


LIV.SCIENCE SUPPLEMENT LINE
LIV.SCIENCE
MICRO NEW FORMULA
NMN 500
LIV.SCIENCE
MICRO NEW FORMULA
TAURINE
LIV.SCIENCE
MICRO NEW FORMULA
CREATINE




liv.
THANK YOU
CONTACT INFORMATION
www.liv-life.co
ir@liv-life.co

Downloads

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